Exhibit 99.1

August 18, 2022

Globant Reports 2022 Second Quarter Financial Results

Another Quarter of Strong Results

Second quarter revenues of $429.3 million, up 40.6% year-over-year

IFRS Diluted EPS of $0.87 for the second quarter

Non-IFRS Diluted EPS of $1.22 for the second quarter

LUXEMBOURG / August 18, 2022 - Globant (NYSE: GLOB), a digitally native technology services company, today announced results for the three and six months ended June 30, 2022.

Please see highlights below, including certain Non-IFRS measures. Note that reconciliations between Non-IFRS financial measures and IFRS operating results are disclosed at the end of this press release.

Second Quarter 2022 Financial Highlights

•	Revenues rose to $429.3 million, representing 40.6% year-over-year growth.
•	IFRS Gross Profit Margin was 37.6% compared to 38.0% in the second quarter of 2021.
•	Non-IFRS Adjusted Gross Profit Margin was 39.1% compared to 39.3% in the second quarter of 2021.
•	IFRS Profit from Operations Margin was 11.4% compared to 10.1% in the second quarter of 2021.
•	Non-IFRS Adjusted Profit from Operations Margin was 16.1% compared to 16.2% in the second quarter of 2021.
•	IFRS Diluted EPS was $0.87 compared to $0.48 in the second quarter of 2021.
•	Non-IFRS Adjusted Diluted EPS was $1.22 compared to $0.88 in the second quarter of 2021.

Six months ended June 30, 2022 Financial Highlights

•	Revenues rose to $830.6 million, representing 44.4% year-over-year growth.
•	IFRS Gross Profit Margin was 37.8% compared to 38.1% in the first six months of 2021.
•	Non-IFRS Adjusted Gross Profit Margin was 39.3% compared to 39.4% in the first six months of 2021.
•	IFRS Profit from Operations Margin was 12.0% compared to 10.6% in the first six months of 2021.
•	Non-IFRS Adjusted Profit from Operations Margin was 16.5% compared to 16.4% in the first six months of 2021.
•	IFRS Diluted EPS was $1.72 compared to $1.01 in the first six months of 2021.
•	Non-IFRS Adjusted Diluted EPS was $2.41 compared to $1.71 in the first six months of 2021.

Other Metrics as of and for the quarter ended June 30, 2022

•	Cash and cash equivalents and Short-term investments were $361.7 million as of June 30, 2022, a decrease of $98.7 million from $460.4 million as of December 31, 2021, driven by seasonal impacts of tax and bonus payments, and M&A earnout payments. As of June 30, 2022, our credit facility was fully undrawn.
•	Globant completed the second quarter of 2022 with 25,924 Globers, 24,410 of whom were technology, design and innovation professionals.
•	The geographic revenue breakdown for the second quarter of 2022 was as follows: 64.5% from North America (top country: US), 23.8% from Latin America (top country: Argentina), 9.7% from EMEA (top country: Spain) and 2.0% from Asia and Oceania (top country: India).
•	In terms of currencies, 79.0% of Globant’s revenues for the second quarter of 2022 were denominated in US dollars.
•	During the twelve months ended June 30, 2022, Globant served a total of 1,043 customers (with revenues over $10,000 in the last twelve months) and continued to increase its wallet share, with 233 accounts generating more than $1 million of annual revenues, compared to 154 for the same period one year ago.
•	Globant’s top customer, top five customers and top ten customers for the second quarter of 2022 represented 10.5%, 25.7% and 36.7% of revenues, respectively.

“In the eight years since our IPO, Globant has consistently delivered industry leading growth with an approximate 31% revenue CAGR. We will keep to our growth mindset as Globant expands in its geographies, reinvention offering and array of platforms. We continue to experience increasing demand for our services. Business leaders are seeking new and improved ways to reach broader audiences and gain efficiencies. To address this demand, we have recently launched our new Retail and Automotive Studios, which will expand the scope of our offerings, and our new Fast Code Studio, addressing a profound transformation in software development,” said Martín Migoya, Globant’s CEO and co-founder.

“We are happy to share with you our solid financial results for the second quarter of 2022. We delivered another quarter of industry-leading revenue growth, coupled with high levels of profitability and cash generation. Second quarter revenues reached $429.3 million, an increase of 40.6% compared to the second quarter of 2021. On a constant currency basis, second quarter revenue growth was 42.1% year over year; 1.5 percentage points above our headline figure. In organic terms, we posted a 36.6% year-over-year top-line growth. This elevated level of top-line growth continues to reflect the robust demand for our services. Clients continue to choose Globant for our technical capabilities, the speed in which we deliver value to our customers, and the scale of the digital engagements we are able to provide. With this in mind, we continue to be confident in our ability to drive strong growth and robust levels of profitability, as well as maintain a solid balance sheet position,” explained Juan Urthiague, Globant’s CFO.

2022 Third Quarter and Full Year Outlook

Based on current market conditions, Globant is providing the following estimates for the third quarter and the full year of 2022:

•	Third quarter 2022 Revenues are estimated to be at least $456 million, or 33.4% year-over-year growth. This expected growth includes a negative FX impact of 2.0 percentage points.
•	Third quarter 2022 Non-IFRS Adjusted Profit from Operations Margin is estimated to be in the range of 16%-17%.
•	Third quarter 2022 Non-IFRS Adjusted Diluted EPS is estimated to be at least $1.24 (assuming an average of 42.9 million diluted shares outstanding during the third quarter).
•	Fiscal year 2022 Revenues are estimated to be at least $1,775 million, or 36.8% year-over-year growth. This expected revenue growth includes a negative FX impact of 3.0 percentage points.
•	Fiscal year 2022 Non-IFRS Adjusted Profit from Operations Margin is estimated to be in the range of 16%-17%.
•	Fiscal year 2022 Non-IFRS Adjusted Diluted EPS is estimated to be at least $5.03 (assuming an average of 42.9 million diluted shares outstanding during 2022).

Conference Call and Webcast

Martín Migoya and Juan Urthiague will discuss the second quarter 2022 results in a video conference call today beginning at 4:30pm ET.

Video conference call access information is:

https://more.globant.com/F2Q22EarningsCall

Webcast http://investors.globant.com/

About Globant (NYSE:GLOB)

We are a digitally native company that helps organizations reinvent themselves to create a way forward and unleash their potential. We are the place where innovation, design and engineering meet scale.

We have more than 25,900 employees and we are present in 20 countries working for companies like Google, Rockwell Automation, Electronic Arts and Santander, among others.

We were named a Worldwide Leader in CX Improvement by IDC MarketScape report. We were also featured as a business case study at Harvard, MIT and Stanford. We are a member of the Cybersecurity Tech Accord.

For more information, please visit www.globant.com

Non-IFRS Financial Measures

While the financial figures included in this press release have been computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The financial information in this press release has not been audited.

Globant provides non-IFRS financial measures in addition to reported IFRS results prepared in accordance with IFRS. Management believes these measures help illustrate underlying trends in the company’s business and uses the non-IFRS financial measures to establish budgets and operational goals, communicated internally and externally, for managing the company’s business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS measures that exclude share-based compensation expense, depreciation and amortization, impairment of non-financial assets, acquisition-related charges, COVID-19 related charges and the related effect on income taxes of the pre-tax adjustments. Because the company’s non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company’s industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its condensed interim consolidated statements of financial position as of June 30, 2022 and December 31, 2021 and its condensed interim consolidated statement of comprehensive income for the three and six months ended June 30, 2022 and 2021, prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. Globant is not providing a quantitative reconciliation of forward-looking Non-IFRS Adjusted Profit from Operations Margin or Non-IFRS Adjusted Diluted EPS to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, share-based compensation expense, impairment of assets, acquisition-related charges, and the tax effect of non-IFRS adjustments. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: the impact and duration of the COVID-19 pandemic; our ability to maintain current resource utilization rates and productivity levels; our ability to manage attrition and attract and retain highly-skilled IT professionals; our ability to accurately price our client contracts; our ability to achieve our anticipated growth; our ability to effectively manage our rapid growth; our ability to retain our senior management team and other key employees; our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends; our ability to retain our business relationships and client contracts; our ability to manage the impact of global adverse economic conditions; our ability to manage uncertainty concerning the instability in the current economic, political and social environment in Latin America; and other factors discussed under the heading “Risk Factors” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission and any other risk factors we include in subsequent reports on Form 6-K.

Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Globant S.A.

Condensed Interim Consolidated Statement of Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Six Months Ended		Three months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Revenues	830,635	575,427	429,257	305,257
Cost of revenues	(516,937)	(356,249)	(267,970)	(189,276)
Gross profit	313,698	219,178	161,287	115,981

Selling, general and administrative expenses	(213,316)	(154,097)	(111,678)	(82,206)
Net impairment losses on financial assets	(744)	(4,003)	(707)	(2,904)
Other operating income and expenses, net	—	11	—	—
Profit from operations	99,638	61,089	48,902	30,871

Finance income	624	330	334	7
Finance expense	(7,352)	(5,943)	(3,323)	(3,331)
Other financial results, net	1,256	(655)	818	(1,526)
Financial results, net	(5,472)	(6,268)	(2,171)	(4,850)

Share of results of investment in associates	—	(233)	—	(233)
Other income and expenses, net	2,074	(443)	1,200	(481)
Profit before income tax	96,240	54,145	47,931	25,307

Income tax	(22,279)	(12,531)	(10,777)	(5,360)
Net income for the period	73,961	41,614	37,154	19,947

Other comprehensive income, net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	(23,114)	(2,438)	(20,679)	(714)
- Net change in fair value on financial assets measured at FVOCI	(2,092)	—	(2,091)	—
- Gains and losses on cash flow hedges	(4,211)	96	(4,344)	(74)
Total comprehensive income for the period	44,544	39,272	10,040	19,159

Net income attributable to:
Owners of the Company	73,715	41,614	37,092	19,947
Non-controlling interest	246	—	62	—
Net income for the period	73,961	41,614	37,154	19,947

Total comprehensive income for the period attributable to:
Owners of the Company	44,298	39,272	9,978	19,159
Non-controlling interest	246	—	62	—
Total comprehensive income for the period	44,544	39,272	10,040	19,159
Earnings per share
Basic	1.76	1.03	0.89	0.49
Diluted	1.72	1.01	0.87	0.48
Weighted average of outstanding shares (in thousands)
Basic	41,788	40,212	41,829	40,522
Diluted	42,737	41,354	42,778	41,664

Globant S.A.

Condensed Interim Consolidated Statements of Financial Position as of June 30, 2022 and December 31, 2021

(In thousands of U.S. dollars, unaudited)

	June 30, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	323,577	427,804
Investments	38,105	32,581
Trade receivables	368,407	300,109
Other assets	7,562	7,855
Other receivables	64,926	49,194
Other financial assets	4,810	2,057
Total current assets	807,387	819,600

Non-current assets
Investments	1,517	1,027
Other assets	9,036	8,583
Other receivables	19,393	24,263
Deferred tax assets	37,973	58,404
Investment in associates	1,391	—
Other financial assets	24,500	25,233
Property and equipment	138,999	133,373
Intangible assets	104,133	102,016
Right-of-use assets	153,823	144,581
Goodwill	580,042	567,451
Total non-current assets	1,070,807	1,064,931
TOTAL ASSETS	1,878,194	1,884,531

LIABILITIES
Current liabilities
Trade payables	54,556	63,210
Payroll and social security taxes payable	159,165	184,464
Borrowings	8,641	10,305
Other financial liabilities	57,133	63,059
Lease liabilities	33,380	25,917
Tax liabilities	18,577	18,071
Income tax payable	3,687	20,318
Other liabilities	230	955
Total current liabilities	335,369	386,299

Non-current liabilities
Trade payables	4,459	6,387
Borrowings	788	1,935
Other financial liabilities	30,115	61,226
Lease liabilities	108,862	108,568
Deferred tax liabilities	2,076	1,289
Income tax payable	4,053	877
Payroll and social security taxes payable	917	—
Provisions for contingencies	12,563	9,637
Total non-current liabilities	163,833	189,919
TOTAL LIABILITIES	499,202	576,218

Capital and reserves
Issued capital	50,339	50,080
Additional paid-in capital	898,840	872,030
Other reserves	(35,812)	(6,395)
Retained earnings	463,375	389,660
Total equity attributable to owners of the Company	1,376,742	1,305,375
Non-controlling interests	2,250	2,938
Total equity	1,378,992	1,308,313
TOTAL EQUITY AND LIABILITIES	1,878,194	1,884,531

Globant S.A.

Selected Cash Flow Data

(In thousands of U.S. dollars, unaudited)

	Three months ended
	June 30, 2022	June 30, 2021
Net Income for the period	37,154	19,947
Non-cash adjustments, taxes and others	37,899	23,720
Changes in working capital	(30,074)	(15,550)
Cash flows from operating activities	44,979	28,117
Capital expenditures	(27,783)	(17,628)
Cash flows from investing activities	(51,465)	(24,757)
Cash flows from financing activities	(9,753)	279,414
Net increase in cash & cash equivalents	(16,239)	282,774

Globant S.A.

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Six Months Ended		Three months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Reconciliation of adjusted gross profit
Gross Profit	313,698	219,178	161,287	115,981
Depreciation and amortization expense	10,800	5,883	5,582	3,082
Share-based compensation expense - Equity settled	1,914	1,830	1,114	815
Adjusted gross profit	326,412	226,891	167,983	119,878
Adjusted gross profit margin	39.3%	39.4%	39.1%	39.3%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	(213,316)	(154,097)	(111,678)	(82,206)
Depreciation and amortization expense	28,933	21,745	14,778	11,907
Share-based compensation expense - Equity settled	23,477	15,791	13,116	8,109
Acquisition-related charges (a)	5,710	6,596	3,233	3,962
Adjusted selling, general and administrative expenses	(155,196)	(109,965)	(80,551)	(58,228)
Adjusted selling, general and administrative expenses as % of revenues	(18.7)%	(19.1)%	(18.8)%	(19.1)%

Reconciliation of Adjusted Profit from Operations
Profit from Operations	99,638	61,089	48,902	30,871
Share-based compensation expense - Equity settled	25,391	17,621	14,230	8,924
Impairment of tax credits	—	(11)	—	—
Acquisition-related charges (a)	11,715	13,473	6,075	7,399
COVID-19-related charges (b)	—	2,228	—	2,228
Adjusted Profit from Operations	136,744	94,400	69,207	49,422
Adjusted Profit from Operations margin	16.5%	16.4%	16.1%	16.2%

Reconciliation of Net income for the period
Net income for the period	73,715	41,614	37,092	19,947
Share-based compensation expense - Equity settled	25,391	17,621	14,230	8,924
Acquisition-related charges (a)	10,598	16,202	4,289	9,549
COVID-19-related charges (b)	—	2,228	—	2,228
Impairment of tax credits	—	(11)	—	—
Tax effect of non-IFRS adjustments	(6,767)	(6,928)	(3,474)	(4,169)
Adjusted Net income	102,937	70,726	52,137	36,479
Adjusted Net income margin	12.4%	12.3%	12.1%	12.0%

Calculation of Adjusted Diluted EPS
Adjusted Net income	102,937	70,726	52,137	36,479
Diluted shares	42,737	41,354	42,778	41,664
Adjusted Diluted EPS	2.41	1.71	1.22	0.88

(a)	Acquisition-related charges include, when applicable, amortization of purchased intangible assets included in depreciation and amortization expense line on our condensed interim consolidated statements of comprehensive income, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, charges for impairment of acquired intangible assets and other acquisition-related costs. We cannot provide acquisition-related charges on a forward-looking basis without unreasonable effort as such charges may fluctuate based on the timing, size, and complexity of future acquisitions as well as other uncertainty inherent in mergers and acquisitions.
(b)	COVID-19 related charges include, when applicable, bad debt provision related to the effect of COVID-19 on our customers businesses, donations and other expenses directly attributable to the pandemic that are both incremental to charges incurred prior to the outbreak and not expected to recur once the crisis has subsided and operations return to normal and clearly separable from normal operations. Moreover, these charges also include rent concessions that we were granted due to the pandemic environment.

Globant S.A.

Schedule of Supplemental Information (unaudited)

Metrics	Q2 2021	Q3 2021	Q4 2021	Q1 2022	Q2 2022
Total Employees	19,428	21,849	23,526	24,504	25,924
IT Professionals	18,350	20,573	22,167	23,158	24,410

North America Revenues %	63.9	65.2	63.9	64.1	64.5
Latin America Revenues %	20.6	21.6	23.1	23.5	23.8
EMEA Revenues %	13.2	11.1	10.7	10.1	9.7
Asia and Oceania Revenues %	2.3	2.1	2.3	2.3	2.0

USD Revenues %	76.4	74.8	73.4	80.6	79.0
Other Currencies Revenues %	23.6	25.2	26.6	19.4	21.0

Top Customer %	10.3	11.5	11.0	11.0	10.5
Top 5 Customers %	26.4	27.6	26.8	28.0	25.7
Top 10 Customers %	39.8	39.7	37.6	38.6	36.7

Customers Served (Last Twelve Months)*	734	816	921	982	1,043
Customers with >$1M in Revenues (Last Twelve Months)	154	162	185	206	233

(*) Represents customers with more than $10,000 in revenues in the last twelve months.

Investor Relations Contact:

Arturo Langa, Globant

investors@globant.com

+1 (877) 215-5230

Media Contact:

Wanda Weigert, Globant

pr@globant.com

+1 (877) 215-5230

Source: Globant